

09040376

ITED STATES
.D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53665

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safie Holding LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 West 56th Street, Room 1101
                                        (No. and Street)

New York   NY   10019
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E. Fiedler   212-586-0900
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
                             (Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I Lawrence Fiedler   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Safie Holdings LLC_____ , as
of _December 31_____, 2008, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

_____Chief Executive Officer_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFIE HOLDINGS LLC
156 West 56th Street, Room 1101
New York, NY 10019

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Safie Holdings LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	12,677
Other assets		364
Total assets	$	13,041
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	2,355
Total current liabilities		2,355
Commitments		
Member's equity		10,686
Total member's equity		10,686
Total liabilities and member's equity	$	13,041

The accompanying notes are integral part of this financial statement.

1. **Organization and Nature of Business**

   Safie Holdings LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on October 18, 2001. The liability of the members for the losses, debts and obligations of the Company is generally limited to their capital contributions. The duration of the Company's existence shall continue for a term of ninety years from the date of formation of the Company. The liability of the member is limited to the capital invested in the Company. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On June 7, 2004, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company syndicates equity ownership interests in real estate throughout the United States through private placement transactions.

2. **Summary of Significant Accounting Policies**

   Cash Equivalents
   The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

   Income Taxes
   The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Member's Equity**

   The Company has available, per the limited liability agreement, Class "A" and "B" shares. Only Class "A" members are entitled to vote. At December 31, 2008, only Class A shares were outstanding.

4.   **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $10,322, which exceeded the required minimum net capital of $5,000 by $5,322. Aggregate indebtedness at December 31, 2008 totaled $2,355. The ratio of aggregate indebtedness to net capital was 0.23 to 1.

Should the need arise, the stockholders intend to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5.   **Related Party Transactions**

The Company is provided office and administration services by a related entity under common ownership, pursuant to an agreement between the Company and that entity. During 2008, the Company incurred $3,660 in office and administration expenses of which $305 was outstanding at December 31, 2008 and is included in accrued expenses on the balance sheet.

The Company earns its revenue from arranging syndications of real estate investments with the related entity. During 2008, the Company did not arrange any such syndication.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Safie Holdings LLC

We have audited the accompanying statement of financial condition of Safie Holdings LLC (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Safie Holdings LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lake Success, N.Y.
March 30, 2009